UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wulff, Hansen & Co.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

100 Smith Ranch Road, Suite 330

(No. and Street)

San Rafael	California	94903
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Charles (415) 421-8900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation

(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Christopher D. Charles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wulff, Hansen & Co., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MATT J. MIRABELLA
Notary Public – California
Marin County
Commission # 2206037
My Comm. Expires Aug 16, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

_____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 *(if any)*

> A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of ___*Marin*___

Subscribed and sworn to (or affirmed) before me

on this __*27*__ day of __*February*__, 20__*19*__,
by   Date   Month   Year

(1)__*Christopher D. Charles*__

(and (2)_____),
                    Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature __*Matt J Mirabella*__

Signature of Notary Public

MATT J. MIRABELLA
Notary Public – California
Marin County
Commission # 2206037
My Comm. Expires Aug 16, 2021

Seal
Place Notary Seal Above

───────────── **OPTIONAL** ─────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

WULFF, HANSEN & CO.
_____

STATEMENT OF FINANCIAL CONDITION
December 31, 2018
PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e) under the
Securities and Exchange Act of 1934 as a Public Document

WULFF, HANSEN & CO.

_____

C ONTENTS



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Wulff, Hansen & Co.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wulff, Hansen & Co. as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Wulff, Hansen & Co. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America for Public Document under the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

This financial statement is the responsibility of Wulff, Hansen & Co.'s management. Our responsibility is to express an opinion on Wulff, Hansen & Co.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wulff, Hansen & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Wulff, Hansen & Co. is not required to have, nor were we engaged, to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Wulff Hansen & Co.'s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2018.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2019

WULFF, HANSEN & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

_____

ASSETS

Cash and cash equivalents	$	942,908
Deposits with clearing organizations and others, held in cash		275,670
Accounts receivable		12,481
Income tax receivable		187
Prepaid expenses		35,715
Deferred tax assets, net		459,000
Property and equipment, net		1,869
Other assets		24,363
Total assets	$	1,752,193

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	253,826
Deferred rent		11,688
Subordinated note payable		-
Total liabilities		265,514
Stockholders' equity:		
Preferred stock, 6% cumulative, par value, $100 per share; authorized, 4,000 shares; none issued		-
Common stock, no par value; authorized, 20,000 shares; 370 shares issued and outstanding		293,224
Retained earnings		1,193,455
Total stockholders' equity		1,486,679
Total liabilities and stockholders' equity	$	1,752,193

The accompanying notes are an integral
part of these financial statements.

WULFF, HANSEN & CO.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018
_____

1.   **Summary of Significant Accounting Policies**

   Organization

   Wulff, Hansen & CO. (the "Company") was incorporated in December 1931 and is engaged in the public finance, municipal advisory, and investment advisory businesses. The Company operates as an introducing broker. Pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

   The Company's public finance and municipal advisory businesses are conducted primarily in California serving cities, counties, school districts, special districts and other public entities. The Company's investment advisory business primarily serves individual investors, high net worth investors, retirement plans, and charitable organizations.

   Cash and Cash Equivalents

   For purposes of the statement of cash flows, cash consists of cash in the bank. The Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents. At times, cash balances held at financial institutions were in excess of federally insured limits; however, the Company primarily places its temporary cash investments with high-credit quality financial institutions.

   Property and Equipment

   Office furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets that range from three to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

   Accounts Receivable

   Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

1.   **Summary of Significant Accounting Policies**, continued

   Income Taxes

   The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carryforwards and for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

   The Company follows accounting for uncertainty in income taxes guidance Topic 740, *Accounting for Income Tax* (ASC 740). This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

   The interpretation also provides guidance on derecognition, classification, interest and penalties, and disclosure. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of the date of adoption of accounting for uncertain tax positions there was no accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year.

   Revenue Recognition

   Investment advisory fees are recorded as revenue in the period in which the related services are performed in accordance with the applicable agreements. Underwriting fees and private placement fees are recognized when the transaction closes. Commissions are recorded in the period they are earned. Consulting fees are recorded at the time the service is completed to the extent management is confident of their collectability.

   Use of Estimates

   Accounting principles generally accepted in the United States of America require management to make assumptions in estimates that affect the amount reported in the financial statements for assets, liabilities, revenues, and expenses. In addition, assumptions and estimates are used to determine disclosure for contingencies, commitments, and other matters discussed in the notes to the financial statements. Actual results could differ from those estimates.

2.   **Cash and Cash Equivalents**

   The Company maintains cash balances at various financial institutions. Such deposits are and can be in excess of Federal Deposit Insurance Corporation (FDIC) insured limits. Historically, the Company has not experienced any loss of its cash and cash equivalents due to such concentration. At December 31, 2018, cash exceeding the federally insured limits amounted to $317,701.

3. Deposits with Clearing Organizations and Others

The Company maintains cash deposits with a clearing broker and other organizations. The amount of the deposit was $275,670 at December 31, 2018.

4. Property and Equipment

Property and equipment consist of the following at December 31, 2018:

	2018
Furniture and Fixtures	$ 83,642
Less accumulated depreciation	(81,773)
Total	$ 1,869

Depreciation expense for the year ended December 31, 2018 was $2,217.

5. Income Taxes

Deferred income taxes are provided for the temporary differences between carrying values of the Company's assets and liabilities for financial reporting purposes and their corresponding income tax bases. These temporary differences are primarily attributable to accrued expenses and the use of different depreciation methods for book and tax reporting, and net operating loss carryforward that, due to income tax laws and regulations, become taxable or deductible in different fiscal years than their corresponding treatment for financial reporting purposes.

The temporary differences give rise to either a deferred tax asset or liability in the financial statements that is computed by applying current statutory tax rates to taxable and deductible temporary differences based upon the classification of the asset or liability in the financial statements that relates to the particular temporary difference. Deferred taxes related to differences that are not attributable to a specific asset or liability are classified in accordance with the future period in which they are expected to reverse and be recognized for income tax purposes.

At December 31, 2018, the net deferred assets consist of the following components:

	2018
Deferred tax assets:	
Accrued expenses	$ 51,000
Net operating loss carryforward	408,000
Total deferred tax assets	$ 459,000

5. **Income Taxes**, continued

The Company had reversed a valuation allowance of $160,000 the year ended December 31, 2018 as management believes that it is more likely than not that the Company will generate sufficient taxable income to utilize the existing benefit of the deferred tax assets. The differences between the statutory federal income tax rate on the Company's income before provision for income taxes and the effective tax rate for the year ended December 31, 2018 is primarily due to certain expenses deductible for financial reporting purposes that are not deductible for tax purposes, the use of different depreciation methods between book and tax, and net operating loss carryforwards.

At December 31, 2018, the Company has federal net operating loss ("NOL") carryforwards and state NOL carryforwards for future years of approximately $1,536,000 and $1,213,000, respectively. These carryforwards are set to expire by the year 2038.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2018, the Company's federal and state tax returns for 2015, 2016, and 2017 remain open for examination.

6. **Retirement Plans**

During 2003, the Company established a 401(k) and Profit Sharing Plan for certain full-time employees. The Plan meets the requirements of Section 401(k) of the Internal Revenue Code and allows employees to elect to contribute a portion of their earnings to the Plan. The Company may make discretionary contributions to the Plan. Contributions amounted to $15,404 during 2018.

7. **Commitments**

   Operating Leases

   The Company signed a new office lease effective November 10, 2017 and expiring on October 31, 2022. Occupancy expense for the year ended December 31, 2018 was $95,907.

   The future minimum lease payments for operating leases at December 31, 2018 are as follows:

Year ending December 31:	
2019	$ 90,969
2020	93,698
2021	96,509
2022	90,893
Thereafter	-
Total	$ 372,069

8.   **Subordinated Note Payable**

On August 15, 2014, the Company purchased 37 shares of its total issued and outstanding shares. As part of the purchase agreement, the Company entered into a subordinated note payable (the "note") in the amount of $200,000 with the seller, which was approved by the Financial Industry Regulatory Authority ("FINRA"). The note is due at the maturity date which is August 15, 2019. Interest is payable semi-annually at a rate of 3% per annum and is accrued on a monthly basis. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. After receiving FINRA's approval, the Company paid in full the remaining outstanding balance of $50,000 on the note during 2018.

As of December 31, 2018 accrued interest amounted to $0 and interest expense amounted to $933. Interest payments amounted to $1,500 during the year ended December 31, 2018.

9.   **Off-Balance-Sheet Risk**

The Company has contractual commitments arising in the ordinary course of business for securities transactions on a when-issued basis. Financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of the contract amount. There were no off-balance sheet commitments connected with the above described transactions at December 31, 2018.

10.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $965,546 and excess net capital of $865,546. The minimum net capital requirement is $100,000. The Company's aggregate indebtedness to net capital ratio was 0.27 to 1.

11.   **Exemption from the SEC rule 15c3-3**

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

12.   **Guarantees**

FASB ASC 460, Guarantees, requires the company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The company has issued no guarantees at December 31, 2017 or during the year then ended.

13.   Subsequent Events

The Company evaluated subsequent events for recognition and disclosure through the date of the independent auditors' report, the date which these financial statements were available to be issued. Management concluded that no material subsequent events have occurred since December 31, 2018 that required recognition or disclosure in the financial statements.